1/27/13



SECU[...]SION

14030006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
JAN 22 2014
Washington DC
404

SEC FILE NUMBER
8- 51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2012 (MM/DD/YY) AND ENDING November 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24009 Ventura Blvd., Suite 101
(No. and Street)

Calabasas	California	91302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A Leach (818) 225-9529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

KW 1/29/14

OATH OR AFFIRMATION

I, Richard A Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 10 day of January, 2014 by Richard A. Leach proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

By: [signature]
Signature

President
Title



OLGA LEIER
Commission # 1927067
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Security Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statement

For the Period Ended November 30, 2013



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Investment Security Corporation:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Security Corporation, (the Company) as of November 30, 2013 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 10, 2014

Investment Security Corporation
Statement of Financial Condition
November 30, 2013

Assets

Cash	$	43,154
Commissions receivable		820
Prepaid income taxes		9,610
Prepaid expense		2,431
Deposit		862
Total assets	$	56,877

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	816
Total liabilities		816

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		10,000
Retained earnings		45,061
Total stockholder's equity		56,061
Total liabilities and stockholder's equity	$	56,877

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated in the State of California on January 21, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including to serve in the capacity as the broker dealer for the offering and selling of private placements, mutual funds, section 529 college savings plan and variable insurance products at the retail level.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Investment Security Corporation
Notes to Financial Statements
November 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the year ended November 31, 2013, the Company has fully depreciated property and equipment of $3,000. Property and equipment has been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement purposes. Depreciation expense for the year ended November 30, 2013, was $360.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ 2,583
State	1,647
Total income tax expense (benefit)	$ 4,230

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is a defendant in a quasi-class action case filed by tenant-in-common investors in a real estate structure transaction. The Company was served during March 2009. None of the plaintiffs were customers of the Company. No trial date has been set. The Company believes that the lawsuit is without merit with respect to the Company.

In 2011, the Company was named as a defendant in a quasi-class action case, filed in Delaware bankruptcy court, brought by the Bankruptcy Trustee. The Trustee purchased the claims from tenant-in-common investors relating to a bankrupt sponsor. The Company was also named as a defendant by the same Trustee in a Delaware federal court involving the same matter. Both of the actions have been dismissed.

In January 2012, the Company was named as a respondent in a FINRA arbitration. A hearing was held in August 2013. The hearing is scheduled to resume in March 2014. The Company believes the FINRA arbitration is without merit.

After evaluating the claims, the Company made no provision in the accompanying financial statements for legal costs related to the actions discussed above.

Note 4: OCCUPANCY EXPENSE

The Company is on a month-to-month lease for office space. Current year rent expense consists of the following:

Office Rent	$6,005

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

For the year ending November 30, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-11	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 6: RELATED PARTY TRANSACTIONS

The Company shares common ownership with the Law offices of Richard A Leach ("Law Office"). The Company and Law Office share office space, for which each pays their proportionate share of rent directly to the landlord. In addition, the Company and Law Office pay proportionate share of certain predetermined overhead and general expense under a formal expense sharing agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2013, the Company had net capital of $43,154 which was $38,154 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($816) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum allowed.